Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 15
DATED MARCH 17, 2011
TO THE PROSPECTUS DATED OCTOBER 7, 2010
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 15 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated October 7, 2010, as previously supplemented by Supplement No. 10 dated January 13, 2011, Supplement No. 11 dated January 26, 2011, Supplement No. 12 dated February 7, 2011, Supplement No. 13 dated March 1, 2011 and Supplement No. 14 dated March 9, 2011.  Unless otherwise defined in this Supplement No. 15, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Description of Real Estate Assets

Recent Acquisitions

We recently purchased the following properties:

Property Name	Date Acquired	Total Square Feet	Approx. Purchase Price	Cap Rate (1)	Approx. Annualized Base Rent	Average Annualized Base Rent per Square Foot	Average Remaining Lease Term in Years	Econ-omic Occ-upancy (2)	Phy-sical Occ-upancy
Prattville Town Center --Prattville, AL	03/11/11	168,914	$26,949,000	7.50%	$2,179,500	$12.90	5.2	100.0%	88.0%
Northcrest Shopping Center --Charlotte, NC	03/11/11	133,674	$27,035,000	7.56%	$2,212,400	$16.55	4.6	100.0%	76.3%
Village at Bay Park --Ashwaubenon, WI	03/09/11	180,758	$16,697,000	8.99%	$1,444,800	$7.99	9.4	96.2%	96.2%

(1) We determine capitalization rate, or “cap rate,” by dividing the property’s annualized net operating income (“NOI”), existing at the date of acquisition, by the purchase price of the property.  NOI consists of, for these purposes, rental income and expense reimbursements from in-place leases, including master leases, if any, reduced by operating expenses and existing vacancies.

(2) Economic occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased. Additionally, it excludes vacant spaces currently subject to earnout agreements as no purchase price has been paid related to these spaces to date.

Prattville Town Center.  On March 11, 2011, we, through Inland Diversified Prattville Legends, L.L.C., a wholly owned subsidiary formed for this purpose, acquired a fee simple interest in a 168,914 square foot retail center known as Prattville Town Center, located in Prattville, Alabama.  We purchased this property from an affiliate of Collett & Associates, LLC, for a purchase price paid at closing equal to approximately $26.95 million. However, spaces totaling 20,294 square feet at Prattville Town Center are subject to earnout closings aggregating $2.7 million.  We will not be required to pay the earnouts on these spaces unless the spaces are leased and the tenants are paying full rent, as the case may be, pursuant to the parameters set forth in the purchase agreement within thirty-six months of closing. We funded 100% of the purchase price with proceeds from our offering. Closing costs did not exceed $75,000.

The cap rate for Prattville Town Center is approximately 7.50%.  In deciding to acquire this property, we considered the following:

Leasing Activity

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Prattville Town Center is 88% leased to twenty-one tenants.

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The weighted-average remaining lease term for the tenants occupying the property is approximately 5.2 years.

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20,294 total square feet of retail space is available and is being actively marketed.

Tenant Mix

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Anchor tenants include Ross Dress for Less, TJ Maxx and PetSmart. Ross Dress for Less pays an annual base rent of approximately $299,097 under a lease that expires in January 2018.  Under the terms of its lease, Ross has four five-year options to renew through 2038.  TJ Maxx pays an annual base rent of approximately $239,200 under a lease that expires in July 2017. Under the terms of its lease, TJ Maxx has three five-year options to renew through 2032.  PetSmart pays an annual base rent of approximately $258,315 under a lease that expires in January 2018. Under the terms of its lease, PetSmart has four five-year options to renew through 2038.

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Additional tenants include Books-A-Million, Lane Bryant, The UPS Store and Cici’s Pizza.

Location

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The property is shadow-anchored by Super Target and Home Depot.

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The property is located less than one half mile from U.S. Interstate 65, at the intersection of Cobbs Ford Road and Legends Parkway.  The traffic count at that intersection is approximately 30,300 vehicles per day.

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The property is located approximately ten miles northwest of Montgomery, the state capital of Alabama.

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The property benefits from its proximity to local economic drivers including state government agencies, Maxwell Air Force Base, Alabama State University and a Hyundai manufacturing facility.

Demographics

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The population base is approximately 22,900 people within a three-mile radius of the property, and approximately 46,900 people within a five-mile radius.

•

The average annual household income is approximately $67,200 within a three-mile radius of the property, and approximately $63,300 within a five-mile radius.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2011 through 2020 at Prattville Town Center and the approximate rentable square feet represented by the applicable lease expirations.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2011	–	–	–	–
2012	2	2,390	62,052	2.9%
2013	5	16,370	343,050	15.7%
2014	3	11,200	224,600	10.3%

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases
2015	–	–	–	–
2016	2	4,220	94,660	4.3%
2017	6	48,620	669,130	30.7%
2018	2	50,320	557,412	25.6%
2019	1	15,500	228,625	10.5%
2020	–	–	–	–

The table below sets forth certain historical information with respect to the occupancy rates at Prattville Town Center expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31*	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2010	88.0%	$12.92
2009	88.0%	$12.91
2008	96.9%	$13.81
2007	91.1%	$12.28

* The first year of occupancy was 2007.

We believe that Prattville Town Center is suitable for its intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements to the property. There are five competitive shopping centers located within approximately three miles of Prattville Town Center.

Real estate taxes assessed for the fiscal year ended October 31, 2010 (the most recent tax year for which information is generally available) were approximately $113,100.  The amount of real estate taxes paid was calculated by multiplying the property’s assessed value by a tax rate of 0.64%.  For federal income tax purposes, the depreciable basis in Prattville Town Center will be approximately $24.5 million.  We will calculate depreciation expense for federal income tax purposes by using the straight-line method.  For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of forty and twenty years, respectively.

Northcrest Shopping Center.  On March 11, 2011, we, through Inland Diversified Charlotte Northcrest, L.L.C., a wholly owned subsidiary formed for this purpose, acquired a fee simple interest in a 133,674 square foot retail center known as Northcrest Shopping Center, located in Charlotte, North Carolina.  We purchased this property from an affiliate of Collett & Associates, LLC, for a purchase price paid at closing equal to approximately $27.04 million. However, spaces totaling 33,508 square feet at Northcrest Shopping Center are subject to earnout closings aggregating $8.9 million.  We will not be required to pay the earnouts on these spaces unless the spaces are leased and the tenants are paying full rent, as the case may be, pursuant to the parameters set forth in the purchase agreement within thirty-six months of closing.

We funded 100% of the purchase price with proceeds from our offering. Closing costs did not exceed $75,000.

The cap rate for Northcrest Shopping Center is approximately 7.56%.  In deciding to acquire this property, we considered the following:

Leasing Activity

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Northcrest Shopping Center is 76.3% leased to 19 tenants.

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The weighted-average remaining lease term for the tenants occupying the property is approximately 4.6 years.

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31,625 total square feet of retail space is available.

Tenant Mix

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Anchor tenants include REI Sports and Old Navy.  REI pays an annual base rent of approximately $468,843 under a lease that expires in September 2018.  Under the terms of its lease, REI has two five-year options to renew through 2028.  Old Navy pays an annual base rent of approximately $285,058 under a lease that expires in October 2016.  Under the terms of its lease, Old Navy has two five-year options to renew through 2026.

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Additional tenants include Shoe Carnival, David’s Bridal, Verizon Wireless, Vitamin Shoppe, Mattress Firm, Five Guys Burgers, Gamestop, H&R Block, Dollar Tree and Sport Clips.

Location

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The property is shadow-anchored by a Super Target.

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The property is located less than one half mile from the intersection of U.S. Interstate 485 and U.S. Interstate 77.

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The property is located approximately ten miles north of the Charlotte central business district, and benefits from its location within a regional commercial hub, anchored by the 1.2 million square foot Northlake Mall, located just northwest of the property.

Demographics

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The population base is approximately 46,700 people within a three-mile radius of the property, and approximately 95,800 people within a five-mile radius.

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The average annual household income is approximately $75,300 within a three-mile radius of the property, and approximately $65,600 within a five-mile radius.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2011 through 2020 at Northcrest Shopping Center, and the approximate rentable square feet represented by the applicable lease expirations.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2011	–	–	–	–
2012	–	–	–	–
2013	5	11,247	338,863	15.3%
2014	3	8,423	248,160	11.2%
2015	1	3,526	106,626	4.8%

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases
2016	3	20,500	353,899	16.0%
2017	1	10,477	175,490	7.9%
2018	4	43,424	886,178	40.1%
2019	1	2,435	60,875	2.8%
2020	1	2,017	42,357	1.9%

The table below sets forth certain historical information with respect to the occupancy rates at the Northcrest Shopping Center expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31*	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2010	74.9%	$16.20
2009	70.0%	$14.90
2008	59.8%	$13.03
* The first year of occupancy was 2008.

We believe that Northcrest Shopping Center is suitable for its intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements to the property. There is one competitive shopping center located within approximately three miles of Northcrest Shopping Center.

Real estate taxes assessed for the fiscal year ended June 30, 2010 (the most recent tax year for which information is generally available) were approximately $77,800 at Northcrest Shopping Center. The amount of real estate taxes paid was calculated by multiplying the property’s assessed value by a tax rate of 1.2973%. For federal income tax purposes, the depreciable basis in Northcrest Shopping Center will be approximately $23.1 million.  We will calculate depreciation expense for federal income tax purposes by using the straight-line method.  For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of forty and twenty years, respectively.

Village at Bay Park.  On March 9, 2011, we, through Inland Diversified Ashwaubenon Bay Park, L.L.C., a wholly owned subsidiary formed for this purpose, acquired a fee simple interest in a 180,758 square foot center located in Ashwaubenon, Wisconsin, known as “Village at Bay Park.”  We purchased this property from an unaffiliated third party for $16.7 million.  Closing costs did not exceed $75,000. We funded the purchase price with proceeds from our offering.

The cap rate for the property is approximately 8.99%.  In deciding to acquire this property, we considered the following:

Leasing Activity

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Village at Bay Park is 96% occupied and 97% leased to 17 tenants.

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5,200 total square feet of in-line retail space is available in four small shop spaces.

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Approximately 91% of the leased space is occupied by national credit tenants.

Tenant Mix

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Anchor tenants at Village at Bay Park, include JC Penney and DSW Shoes.

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Additional national tenants include Chico’s, Fashion Bug, Kirkland’s, Lane Bryant, Lasik Plus and Verizon Wireless and rue21.

Location

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Ashwaubenon is immediately adjacent to Green Bay, Wisconsin.

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The property is located at the corner of Holmgren Way and Willard Drive, within one mile of Lambeau Field (home to the Green Bay Packers).

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The property is located within the Oneida Street Retail Corridor, which has the highest sales per square foot in the Green Bay retail market.

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The property is located across the street from the Bay Park Square Mall, which is the highest performing mall in Northeast Wisconsin, and which is 99% occupied.

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Annual average daily traffic at the property is approximately 19,500 cars per day on Oneida Street and approximately 9,600 cars per day on Willard Drive.

Demographics

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The population base within a three-mile radius of the property is approximately 69,200 people, and approximately 149,000 people within a five-mile radius.

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The average annual household income is approximately $57,300 within a three-mile radius and $57,600 within a five-mile radius.

We believe that Village of Bay Park is suitable for its intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements to the property. There are five competitive properties located within approximately five miles of the property.

Financing Transactions

Lima Marketplace Loan.  On March 4, 2011, we, through our wholly owned subsidiary, Inland Diversified Fort Wayne Lima, L.L.C. (the “Lima borrower”), entered into a loan in an aggregate principal amount equal to approximately $8.38 million from JPMorgan Chase Bank, National Association.  The loan is secured by a first priority mortgage on the Lima Marketplace property, located in Fort Wayne, Indiana, which we acquired in December 2010.  The loan bears interest at a fixed rate equal to 5.80% per annum and matures on April 1, 2021.  The loan requires the Lima borrower to make monthly payments of interest only until the maturity date, on which date the outstanding principal balance of the loan plus all accrued and unpaid interest will be due.  The loan may be prepaid, in full, but not in part, after May 1, 2013.

The loan documents contain customary affirmative, negative and financial covenants, agreements, representations, warranties and borrowing conditions, all as set forth in the loan documents.  The loan documents also contain various customary events of default.  If an event of default occurs under the loan, the lender may declare the debt to be immediately due and payable.  In the event that an event of a default has occurred and is continuing, the loan will accrue interest at a rate equal to the lesser of the maximum legal interest rate or 10.80% per annum.  The loan is non-recourse to the Lima borrower.

We have guaranteed the obligations or liabilities of the Lima borrower to the lender for any losses, costs or damages arising out of or in connection with any fraud or intentional misrepresentation of the Lima borrower, gross negligence or willful misconduct, material waste of the property and the breach of any representation or warranty concerning environmental laws, among other things, as well as the full amount of the debt in the event that the Lima borrower fails to comply with certain provisions of the loan documents.

Credit Facility.  On March 15, 2011, we entered into an amendment to our unsecured credit agreement with KeyBank National Association, as administrative agent, KeyBanc Capital Markets, as co-lead arranger, and certain other lenders (as amended, the “Credit Agreement”), to increase the borrowing capacity on our unsecured line of credit from $25.0 million to $50.0 million. We continue to have the right, provided that no default has occurred and is continuing, to increase the aggregate capacity under the Credit Agreement to $150.0 million.  The amendment also makes RBS Citizens, N.A., d/b/a Charter One, a lender under the Credit Agreement.  All other material terms under the Credit Agreement remain unchanged.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 170.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of March 15, 2011.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	31,825,568	316,507,054	29,999,241	286,507,813

Shares sold pursuant to our distribution reinvestment plan:	750,441	7,129,193	–	7,129,193

Shares purchased pursuant to our share repurchase program:	(36,387)	(349,526)	–	(349,526)
Total:	32,559,622	323,486,721	29,999,241	293,487,480

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.